Exhibit (d)(6)

December 26, 2024

Via Email

Martin Midstream Partners L.P.

4200 B Stone Road

Kilgore, Texas 75662

Attention: Robert D. Bondurant

Email: bob.bondurant@martinmlp.com

C/O Munsch Hardt Kopf & Harr, P.C.

500 N. Akard Street, Suite 4000

Dallas, Texas 75201

Attention: A. Michael Hainsfurther

Email: mhainsfurther@munsch.com

RE: Termination of the Agreement and Plan of Merger, dated as of October 3, 2024 (the “Merger Agreement”), by and among Martin Resource Management Corporation (“MRMC”), Martin Midstream Partners L.P. (“MMLP”), MRMC Merger Sub LLC (“Merger Sub”) and Martin Midstream GP LLC

Dear Mr. Bondurant,

MRMC, on behalf of itself and Merger Sub, hereby requests to terminate the Merger Agreement pursuant to Section 8.1(a) of the Merger Agreement on the terms and conditions set forth in this Letter Agreement (this “Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

1.	Termination. Effective immediately as of the date hereof (the “Effective Date”):

(a) all rights and obligations between the Parties under the Merger Agreement are forever and irrevocably terminated and extinguished, and no Party shall have any further rights, obligations or liabilities under or in connection with the Merger Agreement; and

(b) each Party hereby waives and releases the other Party from any and all claims, demands, legal proceedings or actions that may exist, arise or be threatened currently or in the future at any time following the Effective Date, whether or not of a type contemplated by either Party, and whether based on federal, state, local, statutory or common law or any other applicable law, and any and all losses, liabilities, damages, costs, judgments, settlements and expenses, including interest and penalties with respect thereto and reasonable attorneys’ and accountants’ fees and expenses, in each case, arising from or in connection with the Merger Agreement or termination thereof.

2.	Miscellaneous.

(a) This Agreement constitutes the entire agreement between the Parties, and includes all promises, express or implied, and supersedes all other prior agreements, written or oral, between the Parties relating to the subject matter hereof.

(b) The provisions of Sections 8.2, 9.2, 9.5, 9.7, 9.9 and 9.10 of the Merger Agreement shall apply to this Agreement as if incorporated herein mutatis mutandis on the basis that references therein to the Merger Agreement are to this Agreement.

(c) Except as expressly contemplated by this Agreement, nothing in this Agreement shall entitle any party other than the Parties to any claim, cause of action, remedy or right of any kind.

(d) This Agreement shall be binding upon and shall inure to the benefit of both Parties and their permitted successors and assigns.

If MMLP acknowledges and agrees to the termination of the Merger Agreement on the terms and conditions set out in this Agreement, please sign and return to us a countersigned copy of this letter.

[Remainder of page intentionally left blank.]

Sincerely,

Martin Resource Management Corporation

By:	/s/ Ruben S. Martin, III
Name:	Ruben S. Martin, III
Title:	President and Chief Executive Officer

cc:

Baker Botts L.L.P.

2001 Ross Street, Suite 900

Dallas, Texas 75201

Attention: Preston Bernhisel

Email: preston.bernhisel@bakerbotts.com

[Signature Page to Letter Agreement]

ACKNOWLEDGED AND AGREED:

Martin Midstream Partner L.P.
By: Martin Midstream GP LLC,
its general partner

By:	/s/ Robert D. Bondurant
Name:	Robert D. Bondurant
Title:	President and Chief Executive Officer

[Signature Page to Letter Agreement]